                                                                  Exhibit 12.1.1



                                Manor Care, Inc.
                Computation of Ratio of Earnings to Fixed Charges
                          (In thousands, except ratios)


                                      SIX MONTHS ENDED JUNE 30,                      YEARS ENDED DECEMBER 31,
                                     --------------------------    -------------------------------------------------------------
                                       2003             2002         2002         2001        2000         1999          1998
                                     ---------        ---------    ---------    ---------    ---------    ---------    ---------
EARNINGS AVAILABLE TO COVER
FIXED CHARGES:
Income (loss) from continuing
 operations before income
 taxes and minority interests ....   $  82,115        $ 115,721    $ 212,684    $ 129,992    $  61,669    $(102,396)   $(24,565)
Less:
  Equity in earnings of
   affiliates, excluding affiliate
    with guaranteed debt .........      (3,140)          (1,873)      (4,761)      (4,543)      (2,016)      (2,276)     (5,376)
Add:
  Dividends received from
   equity affiliate ..............       3,088            2,198        3,026       11,574        6,000           --          --
  Fixed charges deducted from
   earnings (see below) ..........      25,713           25,253       51,173       64,751       75,511       67,838      62,613
                                     ---------        ---------    ---------    ---------    ---------    ---------    --------
Earnings available to cover
 fixed charges ...................   $ 107,776        $ 141,299    $ 262,122    $ 201,774    $ 141,164    $ (36,834)   $ 32,672
                                     =========        =========    =========    =========    =========    =========    ========
FIXED CHARGES:
Interest expense, including
 amounts in operating expense ....   $  20,783        $  20,283    $  41,395    $  55,458    $  66,460    $  60,646    $ 55,340
Interest within rent expense .....       4,930            4,970        9,778        9,293        9,051        7,192       7,273
                                     ---------        ---------    ---------    ---------    ---------    ---------    --------
Fixed charges deducted from
 earnings ........................      25,713           25,253       51,173       64,751       75,511       67,838      62,613
Interest expense on
 guaranteed debt of affiliate ....          --               --           --        2,272        4,309          922          --
Interest capitalized .............         257              381          721        1,933        4,457        3,235       8,623
                                     ---------        ---------    ---------    ---------    ---------    ---------    --------
Fixed charges ....................   $  25,970        $  25,634    $  51,894    $  68,956    $  84,277    $  71,995    $ 71,236
                                     =========        =========    =========    =========    =========    =========    ========
RATIO OF EARNINGS TO FIXED
 CHARGES (1) .....................        4.2x             5.5x         5.1x         2.9x         1.7x           --          --
                                     =========        =========    =========    =========    =========

(1) We do not show a ratio for 1998 and 1999 because earnings were insufficient to cover fixed charges by $38.6 million in 1998 and $108.8 million in 1999.